Exhibit 99.1

FOR IMMEDIATE RELEASE

DPAC TECHNOLOGIES REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR END OF FISCAL YEAR 2006

Hudson, OH, March 30, 2007 – DPAC Technologies Corp. (OTCBB: DPAC), a leader in device networking and connectivity solutions, today reported results for its fourth quarter and year ended December 31, 2006.

These results include the combined operations of DPAC Technologies Corp. and QuaTech, Inc., which combined on February 28, 2006 as previously announced. As a result of the merger, QuaTech has become a wholly-owned subsidiary of DPAC. For accounting purposes, the transaction is considered a “reverse merger” under which QuaTech is considered the acquirer of DPAC. Accordingly, the purchase price was allocated among the fair values of the assets and liabilities of DPAC, while the historical results of QuaTech are reflected in the results of the combined company (the “Company”). The results of operations are those of QuaTech prior to the merger date, and consolidated QuaTech and DPAC after the merger date of February 28, 2006.

Fourth Quarter Operating Results

For the fourth quarter of 2006, net sales were $3.2 million, up 4% from net sales of $3.1 million in the fourth quarter of 2005, and down 18% from net sales of $3.9 million in the third quarter of 2006. The Company reported an operating loss of $165,000 as compared to an operating loss of $59,000 for the fourth quarter of 2005 and an operating profit of $347,000 for the third quarter of 2006. The Company reported a net loss for the current year fourth quarter of $498,000 as compared to a net loss of $154,000 for the prior year’s fourth quarter, and a net profit of $39,000 for the third quarter of 2006. Total operating expenses incurred in the fourth quarter of 2006 of $1.4 million increased by $1,000 over the previous year period, due primarily to increases in G&A expenses of $44,000, amortization expense for intangible assets of $123,000 and offset by a reduction in sales and marketing expenses of $184,000. Interest expense of $375,000 for fourth quarter of 2006 included non-cash charges of $94,000 for the accretion of success fees, $36,000 for the amortization of deferred financing costs, and $91,000 for the amortization of the discount on subordinated debt. Additionally, the company recorded a non-cash gain of $55,000 for the fair value adjustment of the liability for warrants.

Twelve Months Operating Results

Net sales for the year ended December 31, 2006 were $13.8 million, up 30% from net sales of $10.5 million for the year ended December 31, 2005. The Company reported an operating profit of $228,000 for 2006 as compared to $495,000 for 2005. The Company’s net loss for the current year totaled $1.0 million as compared to a net loss of $114,000 for the prior year. Interest expense of $1.5 million for fiscal year 2006 included non-cash charges totaling $837,000, for the amortization of deferred financing charges discounts, the accretion of success fees and amortization of the discount on the subordinated debt.

Balance Sheet Summary

At December 31, 2006, 2006, DPAC had total assets of $12.1 million, including cash and cash equivalents of $38,000. This compares to total assets of $7.6 million at December 31, 2005, which included $11,000 in cash and cash equivalents. As a result of the merger, the Company recorded goodwill and intangible assets of approximately $5.1 million.

Comments

Chief Executive Officer and President Steve Runkel commented, “Our fourth quarter results continued our trend of year over year revenue growth, resulting in a 30% growth rate for fiscal year 2006 with both the Device Connectivity and the Device Networking product lines contributing to that growth. Our progress this year has solidified our position as a market leader in the industrial, embedded 802.11 market. This position was recognized by being named to M2M Magazine’s Top M2M 100.”

Mr. Runkel continued: “The embedded market is characterized by extended development and roll out schedules by our OEM customers. Much of our work over the past year has been focused on securing relationships with new OEM customers, developing technology solutions to meet their requirements, and assisting them with their efforts to bring those products to market. We have several new customers who have either just introduced their products to market, or are positioned to do so over the next several quarters. This should result in continued growth for Device Networking product line.”

“We are also continuing with our efforts to develop relationships with key partners in our market. During 2006 we announced relationships with Digi Key and Ingram Micro Canada. We have recently announced new relationships with both Mouser and Pana-Pacific. These relationships are vital to increasing the exposure for both of our product lines and supporting our market leadership and growth objectives.”

About DPAC Technologies

DPAC Technologies provides embedded wireless networking products for machine-to-machine communication applications. DPAC’s Airborne™ and AirborneDirect™ wireless products are used by major OEMs in the transportation, instrumentation and industrial control, homeland security, medical diagnostics and logistics markets to provide remote data collection and control. DPAC Technologies is based in Hudson, OH. The Company’s web site address is www.dpactech.com. Information concerning DPAC is filed by DPAC with the SEC and is available on the SEC website, www.sec.gov.

About QuaTech

QuaTech, Inc., a wholly-owned subsidiary of DPAC, delivers high performance device networking & connectivity solutions to help companies improve their bottom line performance. Quatech enables reliable machine-to-machine (M2M) communications via secure 802.11 wireless or traditional wired networks with industrial grade (hardened) embedded radios, modules, boards and external device servers and bridges. For local and mobile connections, Quatech serial adapters provide secure connectivity and port expansion via any interface option. Satisfied customers rely on our unique combination of performance and support to improve bottom line performance through real-time remote monitoring & control, streamlined systems and lower total cost of ownership (TCO). Quatech markets its products through a global network of distributors, resellers, systems integrators and original equipment manufacturers (OEMs). Founded in 1983, Quatech is headquartered in Hudson, Ohio, and merged with DPAC Technologies, Inc. in February 2006. www.quatech.com.

Forward-Looking Statements

This press release includes forward-looking statements. You can identify these statements by their forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “guidance,” “estimate,” “intend,” “predict,” and “continue” or similar words or any connection with any discussion of future events or circumstances or of management’s current estimates or beliefs. Forward-looking statements are subject to risks and uncertainties, and therefore results may differ materially from those set forth in those statements. More information about the risks and challenges faced by DPAC Technologies Corp. is contained in the Securities and Exchange Commission filings made by the Company on Form S-4, 10-K, 10-Q or 10-QSB and 8-K. DPAC Technologies Corp. specifically disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, future developments or otherwise.

Contact:

AT DPAC TECHNOLOGIES:
Steve Vukadinovich	Steve Runkel
Chief Financial Officer	Chief Executive Officer
(330) 655-9000	(330) 655-9000
Steve.Vukadinovich@dpactech.com	Steve.Runkel@Quatech.com

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DPAC TECHNOLOGIES CORP.

Condensed Consolidated Balance Sheet Information

(Unaudited)

(In 000’s)

	December 31, 2006	December 31, 2005
CURRENT ASSETS:
Cash and cash equivalents	$38	$11
Accounts receivable, net	1,421	1,330
Inventories	1,500	1,633
Prepaid expenses and other current assets	43	119

Total current assets	3,002	3,093

Property, net	413	282
Goodwill and intangible assets	8,578	4,196
Other assets	81	—

TOTAL	$12,074	$7,571

CURRENT LIABILITIES:
Revolving credit facility	$1,361	$1,175
Current portion of long-term debt	2,097	1,125
Accounts payable	1,488	1,284
Accrued restructuring costs—current	392	—
Other accrued liabilities	514	591

Total current liabilities	5,852	4,175

Deferred tax liability	—	324
Accrued restructuring costs	330	—
Long-term debt, net of current portion	2,770	1,773
Net stockholders’ equity	3,122	1,299

TOTAL	$12,074	$7,571

DPAC TECHNOLOGIES CORP.

Condensed Consolidated Statement of Income

(Unaudited)

(in 000’s)

	For the quarter ended: December 31,		For the year ended: December 31,
	2006	2005	2006	2005
REVENUE	$3,184	$3,072	$13,740	$10,546
COST OF GOODS SOLD	1,908	1,691	7,705	5,688

GROSS PROFIT	1,276	1,381	6,035	4,858
OPERATING EXPENSES
Sales and marketing	501	685	2,181	2,000
Research and development	318	300	1,077	833
General and administrative	499	455	2,063	1,530
Amortization of intangible assets	123	—	408	—
Restructuring charges	—	—	78	—

Total operating expenses	1,441	1,440	5,807	4,363
INCOME FROM OPERATIONS	(165)	(59)	228	495
OTHER (INCOME)EXPENSES:
Interest expense	375	162	1,474	598
Fair Value adjustment for warrant liability	(55)	—	—	—
Miscellaneous expense	—	9	—	50

TOTAL OTHER EXPENSES	320	171	1,474	648

INCOME (LOSS) BEFORE INCOME TAXES	(485)	(230)	(1,246)	(153)
INCOME TAX (PROVISION) BENEFIT	(13)	76	244	39

NET INCOME (LOSS)	$(498)	$(154)	$(1,002)	$(114)

NET INCOME (LOSS) PER SHARE:
Net Income (Loss)—Basic and diluted	$0.00	($0.00)	($0.01)	($0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	92,775	42,016	84,315	42,016

Diluted	92,775	42,016	84,315	42,016